Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP ANNOUNCES SHARE REPURCHASE PROGRAM

VANCOUVER, British Columbia – November 23, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce a Normal Course Issuer Bid to acquire up to 8,409,712, common shares, representing approximately 5% the 168,194,254 common shares issued and outstanding as of November 16, 2017. The repurchase program will run from November 27, 2017 to November 26, 2018. The Company is taking this action because it believes that prevailing market conditions have resulted in Silvercorp's shares being undervalued relative to the immediate and long term value of Silvercorp's portfolio of producing properties in China and other strategic investments.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading platforms in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the share repurchase program. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company intends to hold all shares acquired under the issuer bid for cancellation.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid. The Company has not repurchased any of its common shares in the last twelve month period.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 709,485, excluding purchases made by Silvercorp under its Normal Course Issuer Bid, for a daily total of 177,370 common shares. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading platforms in the United States.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com.

Investor Contact

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements. The Company’s forward-looking statements regarding the number of shares it may purchase are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.